UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Diaz, Wayne D.
   c/o American National Financial, Inc.
   17911 Von Karman Avenue, Suite 200
   Irvine, CA  92614
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   American National Financial, Inc.
   ANFI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |12/31/|P(1)| |43,995            |A  |$3.95      |983,256            |D     |                           |
                           |99    |    | |                  |   |           |                   |      |                           |
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(1)Purchases under key exec|      |    | |                  |   |           |                   |      |                           |
utive loan program in Decem|      |    | |                  |   |           |                   |      |                           |
ber 1999. Individual       |      |    | |                  |   |           |                   |      |                           |
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allocations not known until|      |    | |                  |   |           |                   |      |                           |
 March, 2000.              |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Non - Qualified Stock |$3.00   |3/13/|J(1)| |          A|A  |J(1) |3/12/|Common Stock|50,000 |     $3|            |   |            |
Option                |        |00   |    |v|           |   |     |10   |            |       |.00    |            |  D|            |
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Non -Qualified Stock O|      $1|   3/|J(2)| |         A |A  |J(2) |3/13/|Common Stock|61,667 |J(2)   |            |D  |            |
ption                 |.50     |14/00|    | |           |   |     |12   |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    |v|           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
J (1)Granted pursuant to the 1998 Stock Option Plan which is an exempt plan
under SEC Rule 16(b)3.   Option
exercisable in thirds on each grant anniversary date beginning with 3/13/01.
J(2)Granted pursuant to the 1999 Stock Option Plan which is an exempt plan under SEC Rule 16(b)3. Options immediately exercisable. Option price adjusted down $1.50 a share for bonus monies applied to exercise price.